1 SIGNA Sports United N.V. Announces Appointment of Anthonie Anbeek to the Board of Directors Effective April 1st, 2024 Berlin, Germany, (July 17, 2023) – SIGNA Sports United N.V. (“SSU” or the “Company”), a NYSE- listed specialist sports e-commerce company with businesses in bike, tennis, outdoor, and teamsports, today announced the appointment of Mr. Anthonie Anbeek to its Board of Directors, effective April 1, 2024. Mr. Anbeek, an experienced Consumer products and Bicycle industry executive, most recently as CEO of leading bicycle manufacturer Accell Group is expected to bring a wealth of leadership and strategic insights to support SSU’s growth strategy. During his successful tenure at Accell Group, Mr. Anbeek navigated the company through a critical phase of growth transforming Accell Group into Europe’s market leader in e-bikes. In addition, he demonstrated profound leadership during the distortions of the pandemic, cumulating in the sale of the business in a take-private transaction to a private equity house. His strategic insights into the bike industry, capital markets experience and leadership attributes will complement the skills of SSU’s existing board of directors and provide invaluable guidance to management in a continuing challenging environment. Mike Özkan, Chairman of SIGNA Sports United, commented, "We are privileged to welcome Mr. Anbeek to our Board of Directors. His wealth of experience, strategic capabilities, and passion for the sports and bicycle industry are invaluable assets as we are returning our business to profitable growth.” In response to his appointment, Mr. Anbeek said, "It is my great pleasure to be asked to join the board of SSU. I have known SSU since the end of 2017 and have followed the company's success ever since with great interest. I am very motivated to contribute to the further development of SSU's future growth."

2 Contacts SSU Media Contact Jeremy Nelle j.nelle@signa-sportsunited.com +1 203 546 0154 About SIGNA Sports United: SIGNA Sports United (SSU) is a NYSE-listed specialist sports e-commerce company with headquarters in Berlin. It has businesses operating within bike, tennis, outdoor, and team sports. SSU has more than 80 online sites and partners with 500 shops serving over 6 million customers worldwide. It includes Tennis-Point, WiggleCRC, Fahrrad.de, Bikester, Probikeshop, Campz, Addnature, TennisPro and Outfitter. Further information: www.signa-sportsunited.com.